UNITED RESTAURANT MANAGEMENT, INC.

374 East 400 South

Suite 3

Springville, UT  84663

November 12, 2008

Peggy Fisher, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

United Restaurant Management, Inc

Registration Statement on Form S-1

Filed September 22, 2008

File No.  333-88179

Dear Ms. Fisher:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the S-1 Registration Statement originally filed on September 22, 2008, by United Restaurant Management, Inc.  None of the Company’s securities in the registration statement have been sold.  We are requesting withdrawal because the filing was mistakenly made with an Edgar tag designating it as a pre-effective amendment, when in fact it was a post-effective amendment.  Management is requesting withdrawal of this filing in order to re-file it with the correct Edgar tag as a post-effective amendment.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Very truly yours,

/s/ Steven L. White

Steven L. White, President

cc:  Mary Beth Breslin, Staff Attorney, SEC (Via Fax)